EXHIBIT 99.4: PRESS RELEASE
LDK Solar Completes Six Million Safe Work Hours for PV Polysilicon Project
Xinyu City, China and Sunnyvale, CA, September 23, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has achieved a major milestone on the 15,000 tons per annum (TPA) photovoltaic (PV) polysilicon project by completing six million safe work hours. This accomplishment was achieved under the supervision of the company’s EPCM contractor, Fluor.
“We are very excited to have logged six million safe work hours,” stated Nick Sarno, Senior VP of Manufacturing and Project Manager at LDK Solar. “We believe this outstanding achievement is a testament to our dedication and commitment to safety, coupled with our drive to execute our plans on time. We are now entering an important phase of the polysilicon plant development, with our construction workforce more than doubling in the coming months as we begin piping and equipment installation. We remain on track to produce between 5,000 and 7,000 tons of polysilicon in 2009. We continue to be enthusiastic about our relationship with Fluor and are very pleased with their management of our 15,000 tons per annum (TPA) facility. We look forward to reaching the next milestone of ten million safe work hours,” concluded Mr. Sarno.
About LDK Solar
LDK Solar Co., Ltd. is a manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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